Prospectus Supplement filed under Rule 424(b)(3)
                                       Registration No. 333-07899

                      Prospectus Supplement

The Prospectus dated August 13, 1996, relating to the offer for resale of up to $200,650,000 aggregate principal amount of the Continental Airlines, Inc. 6-3/4% Convertible Subordinated Notes due April 15, 2006 is hereby supplemented as follows:

1) "PaineWebber Inc." is added to the table of Selling Holders on page 39 with a Principal Amount of Registered Notes owned as of October 29, 1996 of $750,000. PaineWebber Inc. has in the past provided to Continental Airlines, Inc. and/or its affiliates investment banking and/or advisory services for which it has received customary fees, and may in the future provide such services.

2)   "Forum Capital Markets LP" is added to the table of Selling
     Holders on page 39 with a Principal Amount of Registered
     Notes owned as of November 15, 1996 of $250,000.

3) "Lazard Freres & Co. LLC" is added to the table of Selling Holders on page 39 with a Principal Amount of Registered Notes owned as of November 19, 1996 of $50,000. Lazard Freres & Co. LLC has in the past provided to Continental Airlines, Inc. and/or its affiliates investment banking and/or advisory services for which it has received customary fees, and may in the future provide such services.


  The date of this Prospectus Supplement is November 20, 1996.